UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         Amendment No. 1

                          Plexus Corp.
                        (Name of Issuer)

             Common Stock, $0.01 Par Value Per Share
                 (Title of Class of Securities)

                           729132 10 0
                         (CUSIP Number)

                         Allan C. Mulder
                      10618 Spicewood Trail
                    Boynton Beach, FL  33436
                         (414) 733-9011

   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        February 28, 1997
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

                          SCHEDULE 13D

CUSIP No.  729132 10 0

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Allan C. Mulder

2.   Check the Appropriate Box if a Member of a Group
     (a)  [ ]            (b)  [ ]

3.   SEC Use Only

4.   Source of Funds
          PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization
          Florida

     Number of Shares Beneficially Owned by Each Reporting Person
     With:

7.   Sole Voting Power

          580,763

8.   Shared Voting Power
          0

9.   Sole Dispositive Power

          580,763

10.  Shared Dispositive Power
          0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

          580,763

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
          [ ]

13.  Percent of Class Represented by Amount in Row (11)

          8.0%

14.  Type of Reporting Person
          IN

Item 1.   Security and Issuer.

Name of Issuer and Address of Principal Executive Offices:

          Plexus Corp.
          55 Jewelers Park Drive
          P.O. Box 156
          Neenah WI 54956

Security to Which This Statement Relates:

          Common Stock, $.01 Par Value ("Plexus Common")

Item 2.   Identity and Background.

(a)-(c) and (f).  This Schedule 13D is filed on behalf of Allan
C. Mulder, a Florida resident individual and a United States citizen ("Mulder"). Mulder is retired. The principal address of Mulder is 10618 Spicewood Trail, Boynton Beach, Florida 33436.

(d) and (e). During the last five years, Mulder has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     On February 28, 1997, Mulder converted 5,000 shares of Plexus Corp. Class A Preferred Stock ("Plexus Preferred") into 396,039 shares of Plexus Common, in accordance with the terms of the Plexus Preferred with no further payment required. Mulder had acquired the Plexus Preferred in 1994 for cash, in a private placement transaction.

Item 4.   Purpose of the Transaction.

     Mulder has been a long time investor in Plexus, with his interest in Plexus having been acquired, and continuing to be, for investment purposes. Mulder purchased the shares of Plexus Preferred, and converted those shares into Plexus Common, in continuation of that long term investment. Mulder may purchase additional Plexus shares, or dispose of such shares, in market or private transactions, in the event such actions would be attractive for investment purposes.

     In June 1995, Mulder was elected by the Plexus board of directors to a newly created position on the board. Mulder did not solicit a seat on the Plexus board, but accepted when offered a board position by Plexus. Mulder resigned from the board in 1996.

     Other than the foregoing, Mulder has no plans or proposals which would result in the acquisition or disposition of Plexus
Common Stock or any other action which is enumerated in Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a), (b) and (c).

     As of February 5, 1997, Plexus reported outstanding 6,675,000 shares of Plexus Common. Subsequent to that date, Plexus has informed Mulder that all shares of Plexus Preferred have been converted, and that 554,454 shares of Plexus Common were issued in the conversion process. Therefore, Mulder has assumed that Plexus has 7,229,454 shares of Plexus Common currently outstanding. Pursuant to the terms of Plexus Preferred, Mulder had the right to acquire 396,039 shares of Plexus Common upon full conversion of the Plexus Preferred, which occurred as of February 28, 1997.

     As of February 28, 1997, the undersigned had sold voting and dispositive power with respect to 580,763 shares of Plexus
Common. Shares of Plexus Common which are beneficially owned by Mulder represent 8.0% of the currently outstanding shares of Plexus Common.

     Other than the foregoing, there have been no transactions by Mulder with respect to Plexus Common during the sixty days preceding the date of this Schedule 13D.

(d).  None.

(e).  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     Other than the Designation of Series A Preferred Stock
(which is a part of the Articles of Incorporation of Plexus), there are no contracts, arrangements, understandings or relationships between Mulder and any other person with respect to any securities of Plexus.

Item 7.     Material to be Filed as Exhibits.

     Mulder hereby incorporates into this Schedule 13D by reference the following exhibit:

     1. Plexus' Restated Articles of Incorporation, as amended through June 29, 1994, including the designation of Series A Preferred Stock. (Incorporated by reference from Exhibit 3(i) to Plexus' Report on Form 10-Q for the quarter ended June 30, 1994.)



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  March 24, 1997         /s/ Allan C. Mulder
                                   Allan C. Mulder